

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

James J. McKinney
Senior Vice President and Chief Financial Officer
Kemper Corporation
One East Wacker Drive
Chicago, Illinois 60601

      Re: Kemper Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 13, 2017
           File No. 001-18298

Dear Mr. McKinney:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                   Division of Corporation Finance
                                   Office of Healthcare & Insurance